Exhibit 3.2

CERTIFICATE OF ELIMINATION

OF

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

BEAM INC.

Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware, Beam Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. Pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Certificate of Incorporation of the Corporation, as theretofore amended, the board of directors of the Corporation (the “Board of Directors”) adopted resolutions creating and authorizing the issuance of a series of 2,500,000 shares of preferred stock, without par value, designated as “Series A Junior Participating Preferred Stock” (the “Series A Preferred Stock”) and fixing the designations, powers, preferences and relative and other special rights and the qualifications, limitations and restrictions thereof.

2. On December 22, 1997, the Corporation filed an Amended Certificate of Designation with respect to the Series A Preferred Stock with the Secretary of State of the State of Delaware, and on February 4, 1999, upon the filing of a Restated Certificate of Incorporation pursuant to Section 245 of the General Corporation Law of the State of Delaware, the terms of the Series A Preferred Stock theretofore contained in the Amended Certificate of Designation were integrated into the Corporation’s Restated Certificate of Incorporation.

3. No shares of Series A Preferred Stock are outstanding, and no shares of Series A Preferred Stock will be issued.

4. On October 4, 2012, the Board of Directors adopted the following resolutions:

RESOLVED, that no shares of Series A Preferred Stock are outstanding and no shares of Series A Preferred Stock will be issued subject to the Amended Certificate of Designation filed with the Secretary of State of the State of Delaware on December 22, 1997, the terms of which were subsequently integrated into this Company’s restated certificate of incorporation on February 4, 1999; and further

RESOLVED, that all matters with respect to the Series A Preferred Stock set forth in this Company’s restated certificate of incorporation, as amended, shall be eliminated; and further

RESOLVED, that each of the President and Chief Executive Officer, any Senior Vice President, the Vice President and Treasurer and any Assistant Treasurer of

this Company is authorized in the name and on behalf of this Company to file a certificate with the Secretary of State of the State of Delaware setting forth these resolutions for the purpose of eliminating from this Company’s restated certificate of incorporation, as amended, all matters set forth therein with respect to the Series A Preferred Stock.

5. In accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, all matters with respect to the Series A Preferred Stock are eliminated from the Corporation’s Restated Certificate of Incorporation, as amended.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by Kenton R. Rose, its Senior Vice President, General Counsel and Chief Administrative Officer and Secretary, this 20th day of November, 2012.

BEAM INC.

By:
Kenton R. Rose
Senior Vice President, General Counsel and Chief Administrative Officer and Secretary